[redacted]

15045483

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
FEB 24 2015
Washington DC
404

SEC FILE NUMBER
8-52501

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nelnet Capital, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

121 South 13th Street, Suite 201
(No. and Street)

Lincoln	NE	68508
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Norris 402-458-2233
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

233 South 13th Street, Suite 1600	Lincoln	NE	68508
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Charles Norris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nelnet Capital, L.L.C., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title

General Notary - State of Nebraska
MERI SUE BEARD
My Comm. Exp. Aug. 30, 2017.

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report of Independent Registered Public Accounting Firm

The Board of Directors
Nelnet Capital, LLC

We have audited the accompanying statement of financial condition of Nelnet Capital, LLC as of December 31, 2014, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nelnet Capital, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, III and IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP

Lincoln, Nebraska
February 20, 2015

NELNET CAPITAL, LLC

Statement of Financial Condition

December 31, 2014

Assets

Cash and cash equivalents – held at related party	$	4,642,185
Cash deposit with clearing broker		30,000
Investments		7,829,663
Accounts receivable from a related party		14,718
Furniture and equipment, less accumulated depreciation of $15,565		62
Prepaid expenses and other assets		1,446
Total assets	$	12,518,074

Liabilities and Member's Equity

Liabilities:		
Accounts payable and accrued expenses	$	16,354
Member's equity:		
Contributed capital		550,000
Retained earnings		11,951,720
Total member's equity		12,501,720
Total liabilities and member's equity	$	12,518,074

See accompanying notes to financial statements.

NELNET CAPITAL, LLC

Statement of Income

Year ended December 31, 2014

Revenues:		
Commissions, net of commissions incurred of $59,246	$	59,733
Management fee income		300,000
Interest income		182,750
Gain on sale of investments		417,489
Other revenue		981
Total revenues		960,953
Expenses:		
Employee compensation and benefits		342,574
Unrealized loss on investments		135,930
General and administration		95,355
Professional and consulting fees		41,275
Communications		2,708
Licenses and registration		2,129
Depreciation		1,510
Total expenses		621,481
Net income	$	339,472

See accompanying notes to financial statements.

NELNET CAPITAL, LLC

Statement of Member's Equity

Year ended December 31, 2014

		Contributed capital	Retained earnings	Member's equity
Balance at December 31, 2013	$	550,000	11,612,248	12,162,248
Net income		—	339,472	339,472
Balance at December 31, 2014	$	550,000	11,951,720	12,501,720

See accompanying notes to financial statements.

NELNET CAPITAL, LLC

Statement of Cash Flows

Year ended December 31, 2014

Cash flows from operating activities:		
Net income	$	339,472
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		1,510
Gain on sale of investments		(417,489)
Unrealized loss on investments		135,930
Proceeds from sales of investments		13,532,593
Purchases of investments		(10,123,292)
Decrease in accounts receivable from a related party		18,850
Decrease in accounts receivable		4,613
Increase in prepaid expenses and other assets		(1,001)
Decrease in accounts payable and accrued expenses		(14,239)
Net cash provided by operating activities		3,476,947
Net increase in cash and cash equivalents		3,476,947
Cash and cash equivalents at beginning of year		1,165,238
Cash and cash equivalents at end of year	$	4,642,185

See accompanying notes to financial statements.

(1) Organization and Nature of Business

Nelnet Capital, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (the SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The registration is necessary for the Company to conduct its investment brokerage activities. The Company holds no customer accounts. Nelnet Capital, LLC is a wholly owned subsidiary of Nelnet, Inc.

The Company provides introductory brokerage services. All securities transactions are settled through a clearing broker or directly with mutual funds or annuity companies on a fully disclosed basis. Custody of securities owned by the customers of the Company is maintained by a third party. Investment products include common stocks, bonds, and mutual funds.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make a number of estimates and assumptions that affect the reported amounts of assets and liabilities, reported amounts of revenues and expenses, and other disclosures. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all investments with maturities when purchased of three months or less to be cash equivalents.

(c) Deposit with Clearing Broker

The Company's deposit with clearing broker is held in a federally insured brokerage account subject to use restrictions and consists of money market funds.

(d) Accounts Receivable

Receivables are presented at their net realizable values. Allowance estimates are based upon individual customer experience and likelihood of collection. As of December 31, 2014, there was no allowance balance.

(e) Furniture and Equipment

Furniture and equipment are stated at cost, less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful life of the assets of 7 years.

(f) Investments

Investments are held to provide liquidity and to serve as a source of income. The Company's investments are classified as trading, and such securities are accounted for at fair value with unrealized gains and losses included on the statement of income.

(Continued)

(g) ***Fair Value Measurements***

The Company uses estimates of fair value in applying various accounting standards for its financial statements.

Fair value is defined as the price to sell an asset or transfer a liability in an orderly transaction between willing and able market participants. In general, the Company's policy in estimating fair values is to first look at observable market prices for identical assets and liabilities in active markets, where available. When these are not available, other inputs are used to model fair value such as prices of similar instruments, yield curves, volatilities, prepayment speeds, default rates, and credit spreads, relying first on observable data from active markets. Depending on current market conditions, additional adjustments to fair value may be based on factors such as liquidity, credit, and bid/offer spreads. In some cases, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Transaction costs are not included in the determination of fair value. When possible, the Company seeks to validate the model's output to market transactions. Depending on the availability of observable inputs and prices, different valuation models could produce materially different fair value estimates. The values presented may not represent future fair values and may not be realizable. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, could significantly affect the results of current or future values.

The Company categorizes its fair value estimates based on a hierarchical framework associated with three levels of price transparency utilized in measuring financial instruments at fair value. Classification is based on the lowest level of input that is significant to the fair value of the instrument. The three levels include the following:

- Level 1: Quoted prices for identical instruments in active markets. The types of financial instruments included in Level 1 are highly liquid instruments with quoted prices.
- Level 2: Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations whose inputs are observable or whose primary value drivers are observable.
- Level 3: Instruments whose primary value drivers are unobservable. Inputs are developed based on the best information available; however, significant judgment is required by management in developing the inputs.

The Company's accounting policy is to recognize transfers between levels of the fair value hierarchy at the end of the reporting period.

(h) ***Revenue Recognition***

- *Commissions* – Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. The Company receives commission and fee income directly from the respective mutual fund.

(Continued)

- *Management Fee Income* – Management fee income is earned by providing services to Nelnet, Inc. and is recognized when earned.

(i) ***Income Taxes***

In accordance with the limited liability company filing status, all income of the Company is taxable at the members' level. Due to the Company being a 100% subsidiary of Nelnet, Inc., it is considered a disregarded entity for income tax purposes and its taxable income will be reported by Nelnet, Inc. The Company has not, and does not expect in the future to, maintain a tax-sharing agreement with Nelnet, Inc. and management has not, and does not expect in the future to, distribute dividends from the Company to Nelnet, Inc. for income taxes.

If the Company were a C corporation and required to record income taxes, the impact would have been an income tax expense of approximately $122,000 for the year ended December 31, 2014.

The Company recognizes and measures its recognized tax benefits by assessing the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company records interest and penalties related to unrecognized tax benefits in its provision for income taxes.

(3) Investments

Investments comprise $7,829,663 of student loan asset-backed securities. Proceeds from the sale of investments during 2014 were $13,532,593 resulting in a net realized gain of $417,489. Realized gains and losses from the sale of investments are computed under the specific-identification method and are included in the statement of income.

(4) Fair Value

The Company's financial assets that are measured at fair value on a recurring basis are comprised of $7,829,663 of student loan asset-backed securities, which are classified as Level 2 in the hierarchical framework. The fair value for the student loan asset-backed securities is determined using indicative quotes from broker dealers or an income approach valuation technique (present value using the discount rate adjustment technique) that considers, among other things, rates currently observed in publicly traded debt markets for debt of similar terms to companies with comparable credit risk.

The remaining financial assets, which are not measured at fair value on a recurring basis, include cash and cash equivalents of $4,642,185 and a cash deposit with a clearing broker of $30,000 as of December 31, 2014. The carrying amount of these assets approximates fair value due to the short maturities of these instruments.

(5) Related-Party Transactions

Revenues include $300,000 of management fee income earned by providing monthly services to Nelnet, Inc. pursuant to an agreement.

(Continued)

During 2014, the Company paid related parties $59,246 in commissions and $36,000 for professional fees. The Company had receivables from related parties of $14,718 at December 31, 2014.

(6) Commitments and Contingencies

In the normal course of business, the Company enters into transactions to buy and sell securities with other broker/dealers in order to fill its customer orders. The risk of customers' failure to settle securities transactions is borne by the Company. As the clearing broker's right to charge the Company for customer failure has no maximum amount and applies to all trades executed on the Company's behalf, the Company believes there is no maximum amount assignable to this right over the term of the guarantee. The Company may be required, in the unlikely event of non-delivery of securities owed by other broker-dealers, to purchase or sell the securities in the open market to correct a failed settlement. It is the Company's policy to charge to the statement of income any losses resulting from failed settlements. As of and for the year ended December 31, 2014, the Company had no exposure to failed settlements.

Securities transactions with other broker-dealers and customers can result in concentrations of credit risk. Credit risk is the amount of accounting loss the Company would incur if other broker-dealers or the customer failed to perform its obligations under contractual terms. The Company has established policies and procedures designed to reduce the likelihood that such transactions would have a material effect on the Company's financial position.

The Company, because of the nature of its business, is at all times subject to numerous legal actions, threatened or filed. As of December 31, 2014, the Company is not aware of any such matters.

(7) Regulatory Matters

(a) Focus Report

The Company's member's equity, as reported in the financial statements, is equal to that reported in the schedule accompanying the financial statements and the Form X-17A-5, Part IIA.

The Company has $7,829,663 invested in student loan asset-backed securities. These investments are reported as other securities on the Company's Focus Report.

(b) Net Capital Requirement

The Company, as a registered broker-dealer, is subject to the SEC Uniform Net Capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. Because the Company holds no customer accounts, SEC Rule 15c3-1 requires the Company to maintain minimum net capital of $250,000. At December 31, 2014, the Company had net capital, as defined and as adjusted, of $10,787,586.

(8) Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through February 20, 2015, the date at which the financial statements were available to be issued.

Schedule I

NELNET CAPITAL, LLC

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2014

Total member's equity (from statement of financial condition)	$	12,501,720
Deduct member's equity not allowable for net capital		—
Total member's equity qualified for net capital		12,501,720
Deduct nonallowable assets:		
Prepaid expenses, other receivables, securities not readily marketable and other assets		22,076
Furniture and equipment, net		62
		22,138
Net capital before haircuts on securities positions		12,479,582
Haircuts on securities (computed pursuant to Rule 15c3-1)		1,691,996
Net capital	$	10,787,586

Computation of Basic Net Capital Requirement

Minimum net capital required (6.67% of aggregate indebtedness)	$	—
Minimum dollar net capital requirement of reporting broker or dealer		250,000
Net capital requirement		250,000
Excess net capital		10,537,586
Excess net capital at 1000%		10,487,586

Computation of Aggregate Indebtedness

Total liabilities to be included in computation of aggregate indebtedness	$	—
Deduct adjustments based on deposits in Special Reserve Bank accounts (Rule 15c3-1(c)(1)(vii))		—
Total aggregate indebtedness	$	—
Ratio of aggregate indebtedness to net capital		—

The Company claims exemption under Rule 15c3-3(k)(1).

See accompanying report of independent registered public accounting firm.

Schedule II

NELNET CAPITAL, LLC

Computation for Determination of the Customer Account Reserve
Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2014

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph k(2)(ii).

See accompanying report of independent registered public accounting firm.

Schedule III

NELNET CAPITAL, LLC

Computation for Determination of the PAB Reserve Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2014

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph k(2)(ii).

See accompanying report of independent registered public accounting firm.

Schedule IV

NELNET CAPITAL, LLC

Information Relating to Possession or Control Requirements under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2014

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii).

See accompanying report of independent registered public accounting firm.

NELNET CAPITAL, LLC'S
EXEMPTION REPORT - 2014

Nelnet Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R § 240.15c3-3 ("Customer protection – reserves and custody of securities") under the provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii) as the Company is an introducing broker dealer who clears all transactions with and for customers on a fully disclosed basis with another clearing broker and the Company promptly transmits all customer funds and securities to the clearing broker which carries all of the accounts of such customers.

2) The Company met the exemption provision in 17 C.F.R. § 240.15c3-3(k)(2)(ii) during the period of June 1, 2014 through December 31, 2014 without exception.

NELNET CAPITAL, LLC

I, Charles Norris, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: Charles Norris, FINOP

February 20, 2015

Report of Independent Registered Public Accounting Firm

The Board of Directors
Nelnet Capital, LLC

We have reviewed management's statements, included in the accompanying Nelnet Capital, LLC Exemption Report - 2014 (the Exemption Report), in which (1) Nelnet Capital, LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions for the period from June 1, 2014 through December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

/s/ KPMG LLP

Lincoln, Nebraska
February 20, 2015

KPMG

KPMG LLP
Suite 300
1212 N. 96th Street
Omaha, NE 68114-2274

Suite 1600
233 South 13th Street
Lincoln, NE 68508-2041

Report of Independent Registered Public Accounting Firm

The Board of Directors
Nelnet Capital, LLC:

We have reviewed management's statements, included in the accompanying Nelnet Capital, LLC Exemption Report – 2014 (the Exemption Report), in which (1) Nelnet Capital, LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the exemption provisions) and (2) the Company stated that it met the identified exemption provisions for the period from June 1, 2014 through December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Lincoln, Nebraska
February 20, 2015

KPMG

KPMG LLP
Suite 300
1212 N. 96th Street
Omaha, NE 68114-2274

Suite 1600
233 South 13th Street
Lincoln, NE 68508-2041

Report of Independent Registered Public Accounting Firm

The Board of Directors
Nelnet Capital, LLC:

We have audited the accompanying statement of financial condition of Nelnet Capital, LLC as of December 31, 2014, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nelnet Capital, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I, II, III, and IV has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, III, and IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

Lincoln, Nebraska
February 20, 2015

KPMG

NELNET CAPITAL LLC

General Assessment Reconciliation (Form SIPC-7)

Agreed-Upon Procedures

December 31, 2014

KPMG

KPMG LLP
Suite 300
1212 N. 96th Street
Omaha, NE 68114-2274

Suite 1600
233 South 13th Street
Lincoln, NE 68508-2041

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
Nelnet Capital LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Nelnet Capital LLC (the Company), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representations regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (including check requisition forms and check copies) noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014 with the amounts reported in Form SIPC-7 for the year ended December 31, 2014 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (including general ledger detail, expense invoices, and financial statements) noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Lincoln, Nebraska
February 20, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

20*20*********2829********************MIXED AADC 220
052501 FINRA DEC
NELNET CAPITAL LLC
6811 S 27TH ST
LINCOLN NE 68512-4823

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 2135

B. Less payment made with SIPC-6 filed (**exclude interest**) (1467)
7/30/14
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 668

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 668

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 668

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Nelnet Capital LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CCO
(Title)

Dated the 26 day of JAN, 2015.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 884,268

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions 884,268

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 30,000

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 30,000

2d. SIPC Net Operating Revenues $ 854,268

2e. General Assessment @ .0025 $ 2135.67

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